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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67059

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____JANUARY 1, 2012_____AND ENDING_____DECEMBER 31, 2012_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PTP Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
136832

540 HOPMEADOW STREET, SUITE 5
                            (No. and Street)

SIMSBURY   CT   06070
(CITY)   (state)   (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ATTILIO A. ALBANI, CEO   1-860-264-1595
                                                (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street   Newburyport   MA   01950-2755
(Address)   (City)   (State)   (ZIP Code)

CHECK ONE:
     XX Certified Public Accountant
        Public Accountant
        Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information**
                          contained in this form are not required to respond unless the form displays
                          a currently valid OMB control number.



OATH OR AFFIRMATION

I, Attilio A. Albani swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of PTP Securities, LLC , as of December 31, 2012 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
  (f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
  (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
  (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
X (m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).



Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512   Fax (978) 462-9043

**Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption
From SEC Rule 15c3-3**

Board of Directors
PTP Securities, LLC
Simsbury, Connecticut

In planning and performing my audit of the financial statements of PTP Securities, LLC for the year ended December 31, 2012; I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 18, 2013

PTP Securities, LLC

Audited Financial Statements

For the Year Ended December 31, 2012

PTP Securities, LLC
Audited Financial Statements
For the Year Ended December 31, 2012

* * * TABLE OF CONTENTS * * *



Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512   Fax (978) 462-9043

Board of Directors
PTP Securities, LLC
Simbury, CT

I have audited the accompanying statement of financial condition of PTP Securities, LLC, as of December 31, 2012, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PTP Securities, LLC, as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements taken as a whole.

Harvey E. Karll, CPA, PC
Newburyport, MA

Date: February 18, 2013

PTP Securities, LLC
Statement of Financial Condition
December 31, 2012

Assets

Cash and cash equivalents	$	846,641
Due from affiliate		4,178
Accounts Receivable		531,845
Security deposits		4,050
Furniture and computer equipment at cost, less accumulated depreciation of $15,271		11,970
	$	1,398,684

Liabilities and Stockholder's Equity

Liabilies:		
Accounts payable and accrued expenses	$	6,764
Members' Equity:		
Members' capital		1,391,920
	$	1,398,684

PTP Securities, LLC
Statements of Income
For The Year Ended December 31, 2012

Revenues		
Fee income	$	5,490,814
Reimbursed expenses		4,672
Interest income		660
		5,496,146
Expenses:		
Employee compensation and benefits		1,872,095
Communications and data processing		41,105
Regulatory fees and expenses		63,917
Occupancy		75,005
Other expenses		355,043
		2,407,165
Net Income	$	3,088,981

Balance at beginning of period	$	2,970,605
Net income		3,088,981
Members distributions		(4,667,666)
Balance at end of year	$	1,391,920

PTP Securities, LLC
Statements of Cash Flows
For The Twelve Months Ended December 31, 2012

		Year to Date
Cash Provided from Operations		
Net Income	$ 3,088,981	
Adjustments		
Add:		
Depreciation	5,775	
Accounts Receivable	1,597,725	
Less:		
Accrued expenses	(9,766)	
Cash from Operations		**4,682,715**
Cash Flows - Invested	–	
Investing Cash Flows		-
Cash Flows - Financing		
Member distribution	(4,667,666)	
Financing Cash Flows		**(4,667,666)**
Cash Increase (Decrease)		**15,049**
Cash - Beginning of Year	831,592	
Total beginning of year		**831,592**
Cash on Statement Date		$ **846,641**

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

PTP Securities, LLC, the Company, is a Delaware Limited Liability Company headquartered in Simsbury, Connecticut. The Company specializes in private placements to institutional investors in the United States and Canada.

Depreciation

The company capitalizes major capital expenditures. Depreciation is based on accelerated and straight line method over the following useful lives:

Office Furniture & Equipment   5-7 years

2012 Depreciation expense was $5,775.

Income Taxes

A limited liability company is treated as a partnership for both federal and state income tax purposes. The Company files a consolidated tax return on a cash basis with Pinnacle Trust Partners, LLC, its sole member. Therefore, no provision or liability for federal or state income taxes are required in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial purposes and cash basis for income tax purposes.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2012, the company had $462,660 in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

2. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $839,877 at December 31, 2012, which exceeds required net capital of $5,000 by $834,877. The ratio of aggregate indebtedness to net capital at December 31, 2012 was 0.01 to 1.0.

3. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days depending on length of service. It is not practical for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

5. ACCOUNTS RECEIVABLE

Accounts receivable is recorded at the amount the company expects to collect on balances outstanding at year-end. The members closely monitor outstanding balances and write off, as of year-end, all balances over a year old that have not been collected by the time the financial statements are issued.

6. LEASES

The Company is obligated on leases for office space and automobile.

Future minimum lease payments are:

Year Ending	Amount
12-31-13	$ 60,300
12-31-14	60,300
12-31-15	25,920
	$146,520

6. LEASES (continued)

The Company leases, under a tenancy-at-will lease agreement, premises and equipment. The rent paid under this lease in 2012 was $2,885 monthly, $34,620 annually.

The current lease obligation is $5,045 per month for occupancy rent and $2,865 per month for the automobiles.

7. PENSION AND PROFIT SHARING PLANS

The Company sponsors a defined contribution profit sharing plan that covers substantially all of its employees. Contributions are made at the discretion of the Board of Directors of the Company and are not to exceed 3% of the total compensation paid to eligible participants. Contributions made to the plan for the year ended December 31, 2012 totaled $15,728.

8. CONCENTRATIONS IN SALES TO FEW CUSTOMERS

In 2012, five clients accounted for 100% of total revenues. Two clients accounted for 74% of total revenues.

9. CASH FLOWS

Cash paid for interest is as follows:

Interest $ 0

10. FAIR VALUE OF FINANCIAL STATEMENTS

The company's financial statements are cash and cash equivalents and accounts receivable. The recorded values of cash and cash equivalents and accounts receivable approximate their fair values based on their short-term nature.

11. REVENUE RECOGNITION POLICY

The Company recognizes revenue on the trade date when an investor is accepted into a private placement. Success fees are paid generally quarterly over a period of years, which varies from one year to three years according to the contract with the client.

Retainer fees which are refundable are applied against future earned success fees. Non-refundable retainer fees are recognized as revenue when received.

PTP Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2012

12. RELATED PARTY TRANSACTIONS

Pinnacle Trust Partners, LLC is the sole beneficiary on three term life insurance policies on the three largest income producing employees. The face value of each policy is $500,000. There is a receivable on the books for premiums totaling $4,178.

PTP Securities, LLC files a consolidated tax return with Pinnacle Trust Partners, LLC, its owner, on the cash basis.

13. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 18, 2013, the date on which the financial statements were available to be issued.

14. INCOME TAXES

The Company continues to be subject to federal or state tax examinations by taxing authorities for year 2009, 2010, and 2011.

SUPPLEMENTARY INFORMATION

PTP Securities, LLC
Schedule I
Computation of Net Capital
December 31, 2012

Net worth	$	1,391,920
Less: Nonallowable assets		(552,043)
Net capital (ANC)		839,877
Less: Capital requirement		(5,000)
Excess capital	$	834,877
Aggregate indebtedness	$	6,764
Ratio of aggregate indebtedness to net capital		0.01 to 1.0

There was no material difference between the audited net capital computation and the Company's corresponding unaudited net capital on the December 31, 2012 Focus report.

Schedule III
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PTP Securities, LLC as of 12/31/12

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon
which such exemption is based:

A. (k)
   (1)—Limited business (mutual funds and/or variable annuities only)
                                                                    __4550

B. (k)
   (2)(i)—"Special Account for the Exclusive Benefit of customers"
maintained
                                                                    X_4560

C. (k)
   (2)(ii)--All customer transactions cleared through another broker-dealer
          on a fully disclosed basis. Name of clearing firm(s)   __4570

Clearing Firm SEC#s	Name	Product Code
8-_____	_____	_____[4335B]
[4335A]	[4335A2]	
8-_____	_____	_____[4335D]
[4335C]	[4335C2]	
8-_____	_____	_____[4335F]
[4335E]	[4335E2]	
8-_____	_____	_____[4335H]
[4335G]	[4335G2]	
8-_____	_____	_____[4335I]
[4335I]	[4335I2]	

D. (k) (3) Exempted by order of the Commission
                                                                    __4580

PTP Securities, LLC

Supplemental SIPC Report

December 31, 2012



Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512   Fax (978) 462-9043

Board of Directors
PTP Securities, LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of PTP Securities, LLC for the year ended December 31, 2012. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period January 1, 2012 to December 31, 2012 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of PTP Securities, LLC taken as a whole.

Harvey E. Karll CPA, PC.

February 18, 2013

SIPC-7   SECURITIES INVESTOR PROTECTION CORPORATION   (33 REV 7/10)
          805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
                          202-371 - 8300
                General Assessment Reconciliation
          (Read carefully the instructions in your Working Copy before completing this Form)

          TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in
   which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

   8-67059 FINRA   DEC 2012   Note: If any of the information shown on the
                                         mailing label requires correction, please e-mail
   PTP SECURITIES, LLC   any corrections to form@sipc.org and so indicate
                                         On the form filed.
   540 HOPMEADOW STREET, SUITE 5
                                         Name and telephone number of person to contact
   SIMSBURY, CT 06070   respecting this form. Steve Sussman 603-434-3594

2.A. General Assessment [item 2e from page 2 $ _____ 13,727

  B. Less payment made with SIPC-6 filed (exclude interest)   (_____ 10,483)
        Date Paid   Amount
        7-25-12 $ _____ 10,483

     _____ $ _____   (_____)

  C. Less prior year overpayment applied   (_____)

  D. Assessment balance due or (overpayment)   _____ 3,244

  E. Interest computed on late payment (see instruction E)
        for _____ days at 20% per annum

  F. Total assessment balance and interest due (or overpayment carried forward) $ _____ 3,244

  G. PAID WITH THIS FORM:
     Check enclosed, payable to SIPC
     Total (must be same as F above) $ _____ 3,244

  H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration
   number):

The SIPC member submitting this form and
The person by whom it is executed represent
Thereby that all information contained herein   PTP Securities, LLC
Is true, correct and complete.   (Name of Corporation, Partnership or other organization)

                                                    (Authorized Signature)

Dated the 18th day of February , 20 13 .   _____
                                                    (Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the
Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily
accessible place.

Dates:
        Postmarked   Received   Reviewed
Calculations _____   Documentation _____   Forward Copy
Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2012
and ending December 31, 20 12
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _____ 5,495,486

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries(except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a,

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions: _____ 5,495,486

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

       Private Placements, Dollar for Dollar Reimbursed Expense Income   _____ 4,672

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

        (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

         Enter the greater of line (i) or (ii)

         Total deductions   _____ 4,672

2d. SIPC Net Operating Revenues $ _____ 5,490,814

2e. General Assessment @ .0025 $ _____ 13,727

                                                                  (to page 1, line 2.A.)